SECURITIES AND EXCHANGE COMMISSION

03013177

3-20

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53605

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 AND ENDING December 31, 2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PALI CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 Fifth Avenue
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

MAR 14 2003

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Levine, Levine & Meyrowitz, CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

111 Great Neck Road	Great Neck	New York	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 27 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Wasitowski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pali Capital, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

GILA KAPLAN
Notary Public, State of New York
No. 02KA6041446
Qualified in Kings County
Commission Expires 05/08/2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in XXXXXXXXXXXX Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PALI CAPITAL, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

TABLE OF CONTENTS

LM

LEVINE, LEVINE & MEYROWITZ, CPAS, P.C.
JULES E. LEVINE, C.P.A. ROBERT M. LEVINE, C.P.A. DAVID J. MEYROWITZ, C.P.A.

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
Pali Capital, Inc.

We have audited the accompanying statement of financial condition of Pali Capital, Inc. as of December 31, 2002, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pali Capital, Inc. as of December 31, 2002, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information had been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Levine Levine + Meyrowitz CPAs PC

February 14, 2003

111 GREAT NECK ROAD, SUITE 201, GREAT NECK, NY 11021
PHONE: 516-482-4200 / FAX: 516-487-7049 / E-MAIL: LLMCPA.COM

PALI CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS	
Cash and Cash Equivalents	$ 2,041,046
Receivable from Broker - Dealer	770,749
Securities Owned Marketable, At Market Value	1,319,421
Prepaid Expenses	61,949
Prepaid Taxes	129,854
Other Receivables	11,608
Warrants – NASDAQ	20,100
Property and Equipment	1,251,074
Security Deposits	337,336
Due From Related Parties	31,661
TOTAL ASSETS	$ 5,974,798
LIABILITIES	
Securities Sold, Not Yet Purchased, at Market Value	$ 376,535
Accrued Expenses and Taxes	2,340,267
Capital Lease Obligations	36,665
Due to Related Parties	123,658
TOTAL LIABILITIES	2,877,125
STOCKHOLDER'S EQUITY	
Common stock – 200 shares authorized, 60 shares issued an outstanding, $500 par value	30,000
Additional Paid in Capital	2,293,924
Retained Earnings	773,749
TOTAL STOCKHOLDER'S EQUITY	3,097,673
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 5,974,798

The accompanying notes are an integral part of these financial statements.

PALI CAPITAL, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES	
Commissions	$ 23,190,304
Interest and Dividends	85,298
Trading Income	3,552,092
Other Revenues	731,725
Total Revenues	27,559,419
EXPENSES	
Commissions And Clearance Charges	16,679,883
Depreciation and Amortization	199,587
Employee Compensation and Benefits	2,746,293
Insurance	88,992
Interest	19,209
Occupancy	753,346
Office Expenses	384,939
Other Operating Expenses	16,490
Corporate Finance Fees	74,444
Professional Fees	199,035
Communication and Data Processing	1,639,666
Contributions	120,062
Business Development	3,106,998
Loss on Disposal of Fixed Asset	11,417
Total Expenses	26,040,361
INCOME BEFORE INCOME TAXES	1,519,058
INCOME TAXES	553,364
NET INCOME	$ 965,694

The accompanying notes are an integral part of these financial statements.

PALI CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Total
Balance – Beginning of Year	$ 30,000	$ 2,293,924	$ (191,945)	$ 2,131,979
Net Income	-0-	-0-	965,694	965,694
Balance – End of Year	$ 30,000	$ 2,293,924	$ 773,749	$ 3,097,673

The accompanying notes are an integral part of these financial statements.

PALI CAPITAL, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2002

Subordinated Liabilities - Beginning Of Year	$ -0-
Increase/(Decrease)	-0-
Subordinated Liabilities - End Of Year	$ -0-

The accompanying notes are an integral part of these financial statements.

PALI CAPITAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Flows From Operating Activities:	
Net Income	$ 965,694
Adjustments To Reconcile Net Income	
To Net Cash From Operating Activities:	
Depreciation and Amortization	199,587
Loss on Disposal of Fixed Asset	11,417
Decrease In Receivable From Broker - Dealer	708,424
Decrease In Prepaid Expenses	6,176
(Increase) In Prepaid Taxes	(129,854)
Decrease In Fee Income Receivable	550,000
(Increase) In Other Receivable	(11,608)
(Increase) In Security Deposit	(244,595)
(Decrease) In Accrued Expenses and Taxes	(1,764,920)
Total Adjustments	(675,373)
Net Cash Flow From Operating Activities	290,321
Cash Flows From Investing Activities:	
Net Sales of Securities	229,518
Purchase Of Fixed Assets	(1,004,625)
Proceeds From Sale of Fixed Asset	20,000
Net Cash Flow (Used In) Investing Activities	(755,107)

The accompanying notes are an integral part of these financial statements.

PALI CAPITAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Flows From Financing Activities:	
Payment of Capital Lease Obligations	$ (97,422)
Change In Due To/From Related Parties	(3,093,135)
Net Cash Flow (Used In) Financing Activities	(3,190,557)
(Decrease) In Cash	(3,655,343)
Cash And Cash Equivalents At Beginning Of Year	5,696,389
Cash And Cash Equivalents At End Of Year	$ 2,041,046

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION

Cash Paid During The Year For:	
Interest	$ 19,209
Taxes	$ 700,509

The accompanying notes are an integral part of these financial statements.

PALI CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – NATURE OF ORGANIZATION:

The Company began operations on October 1, 2001, after a series of mergers, which resulted in Kelcop Group, Inc. continuing as the surviving Corporation and renamed as Pali Capital, Inc. (the "Company").

The merger began with Pali Capital, LLC merging into Kelcop Financial, Inc. and ended with Kelcop Financial, Inc. merging into Kelcop Group, Inc. Kelcop Group, Inc. redeemed 40 shares of its stock for various assets and liabilities resulting in Pali Capital, Inc. with a net capitalization of approximately $324,000. In addition, EuropeAmerican Investment Holdings N.V., the sole shareholder, contributed $2,000,000.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company's accounting policies are in accordance with generally accepted accounting principles. Outlined below are those policies that are considered particularly significant:

(A) Security Transactions:
Securities transactions of the Company are recorded on a trade date basis. Investment revenue is recorded on an accrual basis. Marketable securities are valued at market value and securities not readily marketable are valued at fair market value as determined by management.

(B) Cash Equivalents:
The Company defines cash equivalents as all short-term, highly liquid investments with original maturity dates less than 90 days.

(C) Commissions:
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

(D) Translation of Foreign Currencies:
Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

(E) Use of Estimates:
To prepare financial statements in accordance with generally accepted accounting principles, management makes certain estimates and assumptions, where applicable, that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. While actual results could differ from those estimates, management does not expect such variances, if any, to have a material effect on the financial statements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (continued)

(F) Depreciation:
Depreciation is provided on both a straight-line and accelerated basis using estimated lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

NOTE 3 – PROPERTY AND EQUIPMENT:

Assets are stated at cost. Depreciation and amortization are computed over the estimated useful life of the assets using various methods for both financial reporting and income tax purposes. Any differences caused by using different book and tax depreciation and amortization methods are not considered material.

Property and Equipment consisted of the following:

	Life	Costs	Accumulated Depreciation/ Amortization
Furniture and Fixtures	5-7 yrs.	365,130	237,744
Computer Equipment	5 yrs.	289,593	109,042
Leasehold Improvements	5-10 yrs.	999,512	145,863
Capital Leases	5-7 yrs.	254,062	164,574
		1,908,297	657,223

NOTE 4 – RELATED PARTY TRANSACTIONS:

(A) Due from related parties consists of a $25,000 advance made on behalf of a company owned by an officer of the company, $2,257 of allocated expenses to a company related to the company's parent and $4,404 of shared revenue from the company's parent.

(B) Due to related parties consists of expenses allocated to the Company from a company related to the Company's parent of $1,684 and $121,974 due to an officer of the Company.

NOTE 4 – RELATED PARTY TRANSACTIONS: (continued)

(C) Included in business development expense is $1,674,000 paid to Pavia Place, LLC., a member of which is an officer of the Company, under a dry lease agreement. This agreement requires the Company to pay aircraft rental to Pavia Place LLC, including a prorated share of a monthly management fee as well as a direct usage hourly charge.

(D) During the year ended December 31, 2002, the Company paid $172,345 of referral fees to an entity owned by a shareholder of Pali Capital, Inc's. parent.

(E) Included in other income is structured product fees of $645,232 which fees result from the joint marketing of structured products with Pali Capital Inc.'s parent.

NOTE 5 – CAPITALIZED LEASE OBLIGATION:

The Company obtained computer, telephone and office equipment under various capital leases expiring through 2004. The assets and liabilities under capital leases are recorded at the lower of the present values of the minimum lease payments or the fair values of the assets. The assets are included in property and equipment and are depreciated over their estimated useful lives.

As of December 31, 2002, minimum future lease payments under said capital leases are:

	Amount
2003	$ 28,875
2004	9,790
Total Minimum Lease Payments	38,665
Less: Amounts Representing Interest	2,000
Net Minimum Lease Payments	$ 36,665

NOTE 6 - COMMITMENTS AND CONTINGENCIES:

Leases

The Company leases office space under non-cancelable operating leases in New York City and Mt. Kisco, New York expiring through August 2012. The Company is reimbursed on a month-to-month basis for office space shared with various soft dollar commission clients. The Company leases transportation equipment under a non-cancelable operating lease expiring December 2004.

Rent expense for the year ended December 31, 2002 was $708,223, net of $25,844 of rental income, and $215,647 for shared office space.

NOTE 6 - COMMITMENTS AND CONTINGENCIES: (continued)

Future minimum rental payments under the above non-cancelable operating leases as of December 31, 2002 are as follows:

	Amount
2003	$ 1,970,910
2004	1,941,607
2005	1,646,902
2006	1,616,384
2007	1,736,651
2008-2012	7,947,221
Total	$16,859,675

The Company has provided the landlord of its New York City location with an irrevocable stand by letter of credit in the amount of $1,500,000 as collateral for the lease.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Employment Contract

The Company has entered into an employment agreement with the Chief Executive Officer, expiring September 30, 2006.

NOTE 7 – OTHER REVENUES:

Other revenues consists of the following:

Structured Product Fees	$ 645,232
Corporate Finance	86,493
Total	$ 731,725

PALI CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 8 – INCOME TAXES:

Income tax expense included in the statement of operations is as follows:

Federal	$ 333,000
State and Local	220,364
Total	$ 553,364

NOTE 9 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $902,696, which was $559,830 in excess of its minimum required net capital of $342,866. The Company's net capital ratio was 3.04 to 1.

SUPPLEMENTARY

INFORMATION

SCHEDULE 1

PALI CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

NET CAPITAL		
Total Members' Equity Qualified For Net Capital		$ 3,097,673
Add: Liabilities Subordinated To Claims Of General Creditors Allowable In Computation Of Net Capital		-0-
Total Capital And Allowable Subordinated Liabilities		3,097,673
Deductions		
A. Non-Allowable Assets		
Other receivables	303,609	
Non-Allowable Investments	20,100	
Property and Equipment – Net	1,251,074	
Security Deposit	337,336	
Prepaid Expenses	191,803	
Total Non-Allowable Assets		2,103,922
Net Capital Before Haircuts On Securities Positions (Tentative Net Capital)		993,751
Haircut On Securities		
Trading And Investment Securities	89,652	
Other	1,403	91,055
Net Capital		902,696
AGGREGATE INDEBTEDNESS		
Items Included In Statement Of Financial Condition		
Accrued Expenses	2,582,607	
Capital Lease Obligations	36,665	
Due to Related Parties	123,658	
TOTAL AGGREGATE INDEBTEDNESS	2,742,930	
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum Net Capital Required		342,866
TOTAL		902,696
Excess Net Capital		559,830

The accompanying notes are an integral part of these financial statements.

PALI CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

Excess Net Capital at 1500%	719,834
Excess Net Capital at 1000%	628,403
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	3.04 to 1

The accompanying notes are an integral part of these financial statements.

LEVINE, LEVINE & MEYROWITZ, CPAS, P.C.
JULES E. LEVINE, C.P.A. ROBERT M. LEVINE, C.P.A. DAVID J. MEYROWITZ, C.P.A.

Report on Internal Control Required by
SEC Rule 17a – 5 for a Broker Dealer Claiming
An Exemption from SEC Rule 15c3 – 3

To The Board of Directors
Pali Capital, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Pali Capital, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a – 5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a – 5 (g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a – 3 (a)(11) and for the determining compliance with the exemptive provisions of rule 15c3 – 3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences requires by rule 17a – 13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of The Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the proceeding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a – 5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

111 GREAT NECK ROAD, SUITE 201, GREAT NECK, NY 11021
PHONE: 516-482-4200 / FAX: 516-487-7049 / E-MAIL: LLMCPA.COM

To the Board of Directors,
Pali Capital, Inc.
Page Two

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of the report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a – 5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used for any other purpose.

Lerner Lerner + Mcgarrity CPAs PC

February 14, 2003